UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
___________________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______
Commission file number 1-08207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder
___________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Fiscal 2024 Form 11-K	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator
The Home Depot FutureBuilder:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 1997.
Atlanta, Georgia
June 25, 2025

Fiscal 2024 Form 11-K	2

THE HOME DEPOT FUTUREBUILDER
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

in millions	December 31, 2024	December 31, 2023
Assets:
Plan's interest in Master Trust at fair value	$13,204	$11,666
Plan's interest in Master Trust at contract value	749	751
Plan's interest in Master Trust	13,953	12,417

Receivables:
Notes receivable from participants	250	223
Total receivables	250	223

Net assets available for benefits	$14,203	$12,640
—————
See accompanying notes to financial statements.

Fiscal 2024 Form 11-K	3

THE HOME DEPOT FUTUREBUILDER
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
in millions	December 31, 2024
Additions to net assets attributable to:
Plan's interest in Master Trust income	$1,682
Interest income on notes receivable from participants	16
Contributions:
Participant	740
Employer	270
Total contributions	1,010
Total additions to net assets	2,708
Deductions from net assets attributable to:
Benefits paid to participants	1,125
Administrative expenses	20
Total deductions from net assets	1,145
Net increase	1,563
Net assets available for benefits:
Beginning of year	12,640
End of year	$14,203
—————
See accompanying notes to financial statements.

Fiscal 2024 Form 11-K	4

THE HOME DEPOT FUTUREBUILDER
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
The following is a brief description of The Home Depot FutureBuilder (the “Plan”). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution retirement plan covering most U.S. associates of The Home Depot, Inc., the Plan sponsor, and its subsidiaries (collectively, the “Company”). Employees of HD Supply Holdings, Inc. and its subsidiaries (collectively, “HD Supply”) and employees of SRS Distribution Inc. and its subsidiaries (collectively, “SRS”) are covered by separate defined contribution plans. The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned, indirectly-held subsidiary of The Home Depot, Inc., and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Northern Trust Company is the Trustee of the Plan.
Associates are eligible to participate in the Plan as soon as administratively practicable following date of hire. Effective January 1, 2024, in order to comply with the Setting Every Community Up for Retirement Enhancement Act of 2019 (“SECURE Act”), the Plan was amended to provide that temporary associates are eligible to participate in the Plan for purposes of making before-tax and/or after-tax (Roth) contributions after the earlier of (i) the first day of the calendar quarter beginning on or following the completion of one year of service and 1,000 hours, or (ii) the first day of the plan year after the associate completes at least one hour of service in each of three consecutive 12-month periods, disregarding any periods before January 1, 2021. Participants are eligible for the Company's matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) beginning on or after the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. The Plan excludes leased associates, nonresident aliens, independent contractors, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan.
Participant Accounts
The Plan maintains a separate account for each participant which is credited with the participant’s contributions and rollovers, the Company’s matching contributions and an allocation of the Plan’s earnings or losses based upon the participant’s investment election. Withdrawals and expenses are deducted from each participant’s account. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.
Contributions
Under the Plan, participants may contribute up to 50% of annual compensation, as defined in the Plan, on a before-tax basis and/or an after-tax (Roth) basis subject to regulatory limitations. Participants aged 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans.
The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. Before-tax and after-tax (Roth) contributions are eligible for matching contributions. Catch-up contributions are not eligible for matching contributions. Additional amounts may be contributed by the Company.
The default investment of the Company's matching contribution if no direction is given by the participant is the participant's current investment election with respect to before-tax or after-tax (Roth) contributions. If the participant has made no affirmative investment election with respect to before-tax or after-tax (Roth) contributions, the default is the appropriate LifePath Fund based on the participant's expected age at retirement.
Vesting
Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. For vesting purposes, a year of service is any calendar year in which a participant completes at least 1,000 hours of service. A participant is cliff vested 100% in the Company's matching contributions after three years of vesting service. In addition, each participant who completes an hour of service in a calendar year becomes 100%

Fiscal 2024 Form 11-K	5

vested in the Company's matching contributions upon completing five years of employment if such event precedes the vesting dates above.
A participant becomes 100% vested in the Company's matching and any discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.
Payment of Benefits
Upon death, disability, or termination of service for any other reason, participants or beneficiaries may elect to receive either a lump-sum payment or partial and installment distributions of their vested account balance at fair value on the date of distribution in the form of cash or Company stock, if invested in the Company stock fund, in accordance with the terms of the Plan. The Plan also permits payments upon hardship or attaining age 59½.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 and up to a maximum amount equal to the lesser of: (i) $50,000 less the highest outstanding loan balance in the preceding 12 months less a $50 fee or (ii) 50% of their total vested account balance less a $50 fee. Note terms generally range from one to four years. The notes bear interest at a rate equal to the prime rate as of the last day of the prior quarter plus 1%. Certain notes with terms greater than four years remain outstanding, including certain notes rolled over from retirement plans of acquired companies. Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid loan principal and interest due to the Plan will be treated as a deemed distribution. Deemed distributions are reported as a taxable distribution and remain part of the participant’s account balance until a distributable event occurs (i.e. termination of employment).
Forfeited Accounts
Forfeited nonvested account balances may be used to reduce future employer contributions and/or Plan expenses. At December 31, 2024 and 2023, unallocated forfeitures totaled $5 million and $3 million, respectively. In 2024, forfeitures in the amount of $3 million were used to reduce employer contributions.
Administrative Expenses
Certain administrative expenses of maintaining the Plan may be paid by the Company and thus are excluded from these financial statements. These costs include certain legal, accounting, and administrative fees. Additionally, any other indirect expenses, such as investment management fees, are reflected in the change in net asset value of the various funds. Expenses paid by the Plan include recordkeeping fees and other costs not paid by the Company and are included in administrative expenses.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through June 25, 2025, the date at which the financial statements were issued.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are held in a Master Trust by the Trustee of the Plan, as more fully described in Note 6. The Plan invests only in the Master Trust. Investments within the Master Trust are valued as described below.
Shares of registered investment funds, equities, and the brokerage window are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust.

Fiscal 2024 Form 11-K	6

Investments in synthetic investment contracts issued by insurance companies and banks that are fully benefit-responsive are presented at the contract value, which is equal to the principal balance plus accrued interest, of units held by the Master Trust. Additional information is discussed in Note 3.
Investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. Net asset value is a readily determinable fair value of the underlying assets and is the basis for current transactions.
The Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange.
Securities transactions are accounted for on a trade date basis. Any portion of the Plan's investments, pending investment, transfer, or distribution, may be held on a short-term basis as cash or cash equivalents. Cash equivalents are comprised of short-term money market instruments and are valued at cost plus accrued interest, which approximates fair value.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedule.
Payment of Benefits
Benefit payments are recorded when paid.
Fair Value of Financial Instruments
The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. The Plan's investments in the Master Trust are stated at fair value, with the exception of the Plan's investment in the fully benefit-responsive investment contracts held by the Master Trust, which are stated at contract value, within the Statements of Net Assets Available for Benefits.
3. STABLE VALUE FUND
Through the Master Trust, the Plan invests in the T. Rowe Price Value Fund (“Stable Value Fund”), through which the Plan owns fully benefit-responsive synthetic guaranteed investment contracts. The Plan's investment is presented at contract value, rather than fair value, in the Statements of Net Assets Available for Benefits.
A synthetic guaranteed investment contract, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around an underlying portfolio of bonds or other fixed income securities. The wrap contracts are issued by credit worthy financial institutions, and there were no reserves against the carrying values due to credit risk of the issuers. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. The wrap contract issuers guarantee that all qualified participant withdrawals will occur at contract value.
Certain events limit the ability of the Plan to transact at contract value with the wrap contract issuer. Such events include the following: (1) amendments to the Plan document (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan's Administrative Committee does not believe that any events that would limit the Plan's ability to transact at contract value with the wrap contract issuer are probable of occurring.

Fiscal 2024 Form 11-K	7

4. TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 8, 2017 that the Plan and Master Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan and Master Trust continue to be designed and are currently being operated in material compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified under Section 401(a) of the IRC and thus is tax-exempt. For these reasons, no provision for income taxes is shown in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's Administrative Committee believes it is no longer subject to income tax examinations for Plan years prior to 2021.
5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.
6. INVESTMENT IN MASTER TRUST
The assets of the Plan are invested in a Master Trust administered by The Northern Trust Company. At both December 31, 2024 and December 31, 2023, the Plan's interest in the net assets of the Master Trust was approximately 96%, with The Home Depot FutureBuilder for Puerto Rico and the HD Supply 401(k) Retirement Plan holding the remaining interest. The Home Depot FutureBuilder for Puerto Rico and the HD Supply 401(k) Retirement Plans are defined contribution retirement plans covering substantially all associates of Home Depot Puerto Rico, Inc. and HD Supply, respectively. Net assets, investment income, and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.
The net assets of the Master Trust and the Plan's respective interest in the Master Trust are as follows:

	Master Trust		Plan's Interest in Master Trust
in millions	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Assets:
Investments at fair value:
Cash and cash equivalents	$60	$52	$57	$51
Equities	3,105	2,801	3,091	2,792
Collective trust funds	9,201	8,032	8,656	7,562
Registered investment funds	1,014	969	1,009	964
Brokerage window	394	297	391	297
Total investments at fair value	13,774	12,151	13,204	11,666
Fully benefit-responsive investment at contract value	759	759	749	751
Total assets	14,533	12,910	13,953	12,417

Liabilities:
Accrued liabilities	1	1	—	—
Total liabilities	1	1	—	—

Net assets	$14,532	$12,909	$13,953	$12,417

Fiscal 2024 Form 11-K	8

Investment income for the Master Trust and the Plan's respective interest in the Master Trust are as follows:

	Master Trust	Plan's Interest in Master Trust
	Year Ended	Year Ended
in millions	December 31, 2024	December 31, 2024
Investment income:
Net appreciation in fair value of investments	$1,693	$1,630
Dividends and interest income	53	52
Total investment income	$1,746	$1,682
The Master Trust's investments that are measured at fair value on a recurring basis, and their level within the fair value hierarchy, are shown in the following tables. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The levels of the fair value hierarchy are:
•Level 1: observable inputs such as quoted prices in active markets for identical assets or liabilities;
•Level 2: inputs other than quoted prices in active markets in Level 1 that are either directly or indirectly observable; and
•Level 3: unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions.

	Investments at Fair Value as of December 31, 2024
in millions	Level 1	Level 2	Total
Cash and cash equivalents	$60	$—	$60
Equities	3,105	—	3,105
Collective trust funds	—	9,201	9,201
Registered investment funds	1,014	—	1,014
Brokerage window	394	—	394
Total investments at fair value	$4,573	$9,201	$13,774

	Investments at Fair Value as of December 31, 2023
in millions	Level 1	Level 2	Total
Cash and cash equivalents	$52	$—	$52
Equities	2,801	—	2,801
Collective trust funds	—	8,032	8,032
Registered investment funds	969	—	969
Brokerage window	297	—	297
Total investments at fair value	$4,119	$8,032	$12,151
7. RELATED-PARTY TRANSACTIONS
Certain Plan investments included in the Master Trust include shares of common stock issued by The Home Depot, Inc., the Plan sponsor. At December 31, 2024 and 2023, the Plan held a combined total of 5 million shares valued at approximately $388.99 and $346.55 per share, respectively. Additionally, dividends received through the Master Trust by the Plan include dividends paid by The Home Depot, Inc. totaling $43 million for the year ended December 31, 2024. These transactions constitute exempt party-in-interest transactions since The Home Depot, Inc. is the Plan sponsor.
Plan investments in the Master Trust include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee of the Master Trust as defined by the Plan and a Plan fiduciary, and therefore, these transactions constitute exempt party-in-interest transactions. The Plan also paid fees to The Northern Trust Company, which were immaterial for the year ended December 31, 2024.
The Plan holds notes receivable from participants, which qualify as exempt party-in-interest transactions under ERISA regulations.

Fiscal 2024 Form 11-K	9

8. PLAN CHANGES
Effective July 1, 2024, the Small-Mid Cap Value Fund management transitioned from Wedge Capital Management to Snyder Capital Management.
Effective October 1, 2024, the LifePath 2025 Fund was closed, and all assets and investment elections were moved to the BlackRock Retirement Fund. The LifePath 2065 Fund was concurrently added as a new investment option.
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance presented in Form 5500 (as expected to be filed for 2024 and as filed for 2023):

in millions	December 31, 2024	December 31, 2023
Net assets available for benefits per the financial statements	$14,203	$12,640
Deemed distributions(1)	(20)	(19)
Participant withdrawals payable	(9)	(7)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(33)	(35)
Net assets available for benefits per Schedule H, Part I, Line l of Form 5500	$14,141	$12,579
—————
(1) Deemed distributions are defaulted and unpaid notes receivable from participants.
The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements to the changes presented in Form 5500 (as expected to be filed for 2024):

Year Ended
in millions	December 31, 2024
Increase in net assets available for benefits per the financial statements	$1,563
Deemed distributions(1)	(1)
Participant withdrawals payable	(2)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	2
Net income per Schedule H, Part II, Line K of Form 5500	$1,562
—————
(1) Deemed distributions are defaulted and unpaid notes receivable from participants.
10. SUBSEQUENT EVENTS
Construction Resources Company, LLC (“Construction Resources”) was acquired by the Company in 2023 and maintained its own defined contribution plan through December 31, 2024. Effective January 1, 2025, all Construction Resources 401(k) Plan assets were merged into the Plan, and Construction Resources became a participating employer in the Plan.
Also, effective January 1, 2025, the Setting Every Community Up for Retirement Enhancement 2.0 Act of 2022 (“SECURE 2.0”) increased the catch-up contribution limit for individuals aged 60-63 to the greater of $10,000 (indexed for inflation) or 150% of the regular catch-up amount. Additionally, it made temporary associates eligible to make before-tax and after-tax (Roth) contributions after the earlier of (i) the first day of the calendar quarter beginning on or after the date the associate completes one year of service with 1,000 hours of service, or (ii) the first day of the plan year after the associate completes at least one hour of service in each of two consecutive 12-month periods, disregarding any periods before January 1, 2021. SECURE 2.0 built upon the SECURE Act and included reforms that sought to expand retirement coverage and savings.

Fiscal 2024 Form 11-K	10

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2024

in millions
Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Plan's interest in Master Trust		$13,953
*	Notes receivable from participants	Notes with interest rates generally ranging from 4.24% to 9.68% and maturity dates through January 18, 2029	250
			$14,203
—————
*Indicates party-in-interest included in Master Trust.
See accompanying report of independent registered public accounting firm.

Fiscal 2024 Form 11-K	11

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm

Fiscal 2024 Form 11-K	12

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder

Date:	June 25, 2025	By:	/s/ CASEY RICHTER
Casey Richter
Member of The Home Depot
FutureBuilder Administrative
Committee

Fiscal 2024 Form 11-K	13